InterGen Data, Inc.

**Financial Statements and
Independent Accountant's Review Report**

December 31, 2023 and 2022



InterGen Data, Inc.

Index

	Page
Independent Accountant's Review Report	2
Financial Statements	
Balance Sheets	4
Statements of Operations	5
Statements of Changes in Stockholders' Deficit	6
Statements of Cash Flows	7
Notes to Financial Statements	8



Independent Accountant's Review Report

To Management
InterGen Data, Inc.

We have reviewed the accompanying financial statements of InterGen Data, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a stockholders' deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

CohnReznick LLP

Dallas, Texas
April 11, 2024

InterGen Data, Inc.

Balance Sheets
December 31, 2023 and 2022
(unaudited)

<u>Assets</u>

	2023	2022
Current assets		
Cash	$ 372	$ 38,768
Prepaid expenses and other	64,270	13,797
Related party receivables	13,424	16,602
Total current assets	78,066	69,167
Property and equipment, net	407,176	331,916
Intangible assets	15,893	11,551
Total assets	$ 501,135	$ 412,634

<u>Liabilities and Stockholders' Deficit</u>

	2023	2022
Current liabilities		
Accounts payable and accrued expenses	$ 166,697	$ 24,123
Convertible notes, at fair value (Note 7)	163,486	155,397
SAFE notes, at fair value (Note 8)	2,230,446	1,599,451
Term note - current portion	49,204	-
Total current liabilities	2,609,833	1,778,971
Long-term liabilities		
Term note, net of current portion	18,841	-
Total liabilities	2,628,674	1,778,971
Stockholders' deficit		
Common stock, $0.0001 par value, 13,000,000 shares authorized, 10,638,298 shares issued and outstanding as of December 31, 2023 and 2022	1,064	1,064
Prefered stock, $.0001 par value, $2,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2023 and 2022	-	-
Additional paid-in capital	124,036	124,036
Accumulated deficit	(2,252,639)	(1,491,437)
Total stockholders' deficit	(2,127,539)	(1,366,337)
Total liabilities and stockholders' deficit	$ 501,135	$ 412,634

See Independent Accountant's Review Report.

InterGen Data, Inc.

Statements of Operations
Years Ended December 31, 2023 and 2022
(unaudited)

		2023		2022
Revenues	$	105,000	$	130,000
Operating expenses				
Salaries and wages		157,653		136,516
Advertising and marketing		170,381		166,892
General and administrative		303,582		159,477
Depreciation and amortization		129,135		61,241
Total operating expenses		760,751		524,126
Operating loss		(655,751)		(394,126)
Other expense				
Interest expense		(26,367)		(5,369)
Loss on change in fair value of convertible notes (Note 7)		(3,089)		(43,876)
Loss on change in fair value on SAFE notes (Note 8)		(75,995)		(329,451)
Total other expense		(105,451)		(378,696)
Loss before taxes		(761,202)		(772,822)
Income tax expense (benefit)		-		-
Net loss	$	(761,202)	$	(772,822)

See Independent Accountant's Review Report.

InterGen Data, Inc.

Statements of Changes in Stockholders' Deficit
Years Ended December 31 2023 and 2022
(unaudited)

	Common stock				
	Shares	Par value	Additional paid-In capital	Accumulated deficit	Total stockholders' deficit
Balances at December 31, 2021	10,638,298	$ 1,064	$ 124,036	$ (718,615)	$ (593,515)
Net loss	-	-	-	(772,822)	(772,822)
Balances at December 31, 2022	10,638,298	1,064	124,036	(1,491,437)	(1,366,337)
Net loss	-	-	-	(761,202)	(761,202)
Balances at December 31, 2023	10,638,298	$ 1,064	$ 124,036	$ (2,252,639)	$ (2,127,539)

See Independent Accountant's Review Report.

6

InterGen Data, Inc.

Statements of Cash Flows
Years Ended December 31, 2023 and 2022
(unaudited)

		2023		2022
Cash flows from operating activities				
Net loss	$	(761,202)	$	(772,822)
Adjustments to reconcile net loss to net cash used in operating activities				
Depreciation and amortization		129,135		61,241
Loss on change in fair value of convertible notes		3,089		43,876
Loss on change in fair value of SAFE notes		75,995		329,451
Changes in operating assets and liabilities				
Related party receivables		3,178		(2,829)
Prepaid expenses and other		(50,473)		11,038
Intangible assets		(4,342)		(3,303)
Accounts payable and accrued expenses		147,574		22,906
Net cash used in operating activities		(457,046)		(310,442)
Cash flows from investing activities				
Capitalized software development costs		(198,328)		(142,802)
Purchases of property and equipment		(6,067)		(10,391)
Net cash used in investing activities		(204,395)		(153,193)
Cash flows from financing activities				
Proceeds from issuance of SAFE notes		555,000		440,000
Proceeds from term note		75,000		-
Repayments of term note		(6,955)		-
Net cash provided by financing activities		623,045		440,000
Net decrease in cash		(38,396)		(23,635)
Cash, beginning of year		38,768		62,403
Cash, end of year	$	372	$	38,768
Supplemental cash flow information				
Interest paid	$	2,134	$	-

Note 1 - Organization

InterGen Data, Inc. (the "Company") was incorporated as a Delaware corporation on December 7, 2017. The Company designs and develops artificial intelligence solutions and machine learning algorithms for financial services firms, healthcare providers, and insurance companies that provide life event prediction and analysis to prepare their clients for impactful life events.

Note 2 - Summary of significant accounting policies

Cash and cash equivalents
The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company held no cash equivalents at December 31, 2023 and 2022.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Accounts receivable
Accounts receivable are recorded at the invoiced amounts and do not bear interest. Customers typically are provided with payment terms of 30 days. The Company has tracked historical loss information for its trade receivables and compiled historical credit loss percentages for different aging categories (current, 1-30 days past due, 31-60 days past due, 61-90 days past due, and more than 90 days past due). Accounts receivable are considered past due 60-90 days after billing, depending on the customer and are written off only when management has exhausted all efforts to collect such receivables, including legal action.

Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables held at December 31, 2023 because the composition of the trade receivables at that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). At December 31, 2023 and 2022, no allowance for expected credit losses was considered necessary.

Accounts receivable at December 31, 2023, 2022, and 2021, were not significant.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets ranging from three to seven years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to income.

The Company capitalizes certain internal and external costs incurred to acquire or create internal use software. Capitalized costs include external consulting fees related to the Company's internal use software projects. Capitalization begins when the planning stage is complete, and the Company commits resources to the software project. Capitalization continues during the application development stage and ceases when the software has been tested and is ready for its intended use. Costs incurred during the planning, training, and post-implementation stages of the software development life cycle are expensed as incurred. Capitalized internal use software is included in property and equipment and is depreciated over three years once development is complete.

Repairs and maintenance costs are expensed as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.

Impairment of long-lived assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing a review for impairment, the Company compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between the asset carrying values and the present value of estimated net cash flows or comparable market values, considering recent operating performance and pricing trends. The Company does not believe that any material impairment currently exists related to its long-lived assets.

Intangible assets
The Company's intangible assets consist of patents and are carried at the legal costs to obtain them. Costs to renew or extend the term are expensed when incurred. Intangible assets are amortized using the straight-line method over the estimated useful life. No amortization has been recorded for the patent yet as the patent is still pending.

Convertible promissory notes
The Company elected the fair value option of the reporting value of the convertible promissory notes. As a result of applying the fair value option, the Company records each draw with a gain or loss recognized at issuance, and subsequent changes in fair value are recorded as a loss in change in fair value on convertible notes on the statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumption a market participant would use in pricing the asset or liability. See Note 7.

SAFE notes
The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors during 2019 through 2023. The SAFE notes provide the investors the right to certain shares of the Company's preferred stock upon an equity financing. The Company determined the SAFE notes to be recorded at fair value. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumption a market participant would use in pricing the asset or liability. See Note 8.

Fair value option
The Company has elected the fair value option which allows the entity to measure the fair value of certain financial assets and liabilities using the fair value hierarchy, as defined by GAAP.

Revenue recognition
The entity recognizes revenue when there is a transfer of good or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods and services.

Revenues from cloud services, which allow customers to use hosted software that provides access to research data and analysis thereon over the contract period without taking possession of the software, is provided on a subscription basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period.

Advertising costs

The Company expenses advertising and marketing costs as they are incurred. Advertising expenses were approximately $170,000 and $167,000 for the years ended December 31, 2023 and 2022, respectively.

Income taxes

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when it is more likely than not that the deferred tax assets may not be realized.

The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities. The Company's estimate of the potential outcome of any uncertain tax issues is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To the extent that the Company's assessment of such tax position changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of general and administrative expenses and income tax expense, respectively. The Company has not recognized any income tax liability or expense related to the review of uncertain tax positions.

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

As of and for the years ended December 31, 2023 and 2022, one customer accounted for approximately 86% and 92% of revenues, respectively.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through April 11, 2024, the date which the financial statements were available to be issued. See Note 3.

New accounting pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses* (Topic 326), and its related amendments. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASU 2016-13, the Company evaluates certain criteria, including aging and historical write-offs, current economic condition of specific customers and future economic conditions to determine the appropriate allowance for credit losses. As a result of the adoption of ASU 2016-13, the cumulative calculated adjustment was insignificant to its January 1, 2023 opening balance of retained earnings.

Note 3 - Liquidity and capital resources

As of December 31, 2023, the Company had cash of approximately $400 and accounts payable and accrued expenses in excess of current assets totaling approximately $89,000. During the years ended December 31, 2023 and 2022, the Company incurred a net loss of approximately $761,000 and $773,000, respectively. During the years ended December 31, 2023 and 2022, the Company experienced negative cash flows from operations of approximately $457,000 and $310,000, respectively. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional resources to sustain its operations until it can achieve profitability and positive cash flows.

Since inception, the Company's operations have primarily been funded through proceeds received from SAFE note issuances and debt financings. The Company believes it has access to capital resources and continues to evaluate additional financing opportunities. In 2023 and 2022, the Company received $555,000 and $440,000 in exchange for issuing SAFE notes, respectively. In January 2024, a stockholder of the Company loaned the Company approximately $144,000 to supplement operating cash flows. There is no assurance that the amount of funds the Company might raise will enable the Company to complete its development initiatives or attain profitable operations. The Company's operating needs include the planned costs to operate its business, including amounts required to fund working capital and capital expenditures. The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including the additional capital raised, the Company's ability to successfully commercialize its products and services, competing technological and market developments, and the success of strategic partnerships.

These factors, when considered in the aggregate, represent significant risks for the Company regarding its ability to meet its financial obligations as they become due and to continue as a going concern for the 12 months from the date the financial statements were available to be issued. The financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

Note 4 - Fair value measurements

Assets and liabilities recorded at fair value in the accompanying balance sheets are categorized upon the level of judgment associated with the inputs used to measure fair value. Level inputs are defined as follows:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, are observable for the asset or liability with corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company measures certain liabilities at fair value on an annual basis.

The following table set forth by level, within the fair value hierarchy, the Company's liabilities at fair value as of December 31:

| | 2023 | | | |
	Level 1	Level 2	Level 3	Fair value
Convertible notes	$ -	$ -	$ 163,486	$ 163,486
SAFE notes	-	-	2,230,446	2,230,446
	$ -	$ -	$ 2,393,932	$ 2,393,932

| | 2022 | | | |
	Level 1	Level 2	Level 3	Fair value
Convertible notes	$ -	$ -	$ 155,397	$ 155,397
SAFE notes	-	-	1,599,451	1,599,451
	$ -	$ -	$ 1,754,848	$ 1,754,848

The following table presents the changes in the Company's liabilities at fair value classified in Level 3 of the fair value hierarchy for the years ended December 31, 202 and 2023 attributable for the following:

	Convertible notes	SAFE notes
Issuances in 2022	$ -	$ 440,000
Issuances in 2023	$ -	$ 555,000

There were no transfers between fair value levels during the years ended December 31, 2023 or 2022, respectively.

For both the convertible notes and SAFE notes, the Company primarily estimates the fair value based on per-share pricing. The fair value of the liabilities is estimated using significant unobservable inputs which requires judgment due to the absence of market data. In determining the estimated fair value of these investments, the Company utilized appropriate valuation techniques including discounted cash flow analyses, scorecard method, venture capital method and other methods as appropriate. Key inputs include projected cash flows, discount rates, annual return on investment rates, and peer group multiples. A weighted average was used based on the methods to determine the fair value based on the Company's start-up stage of development.

Note 5 - Property and equipment, net

Property and equipment, net consists of the following at December 31:

	2023	2022
Internal use software	$ 572,230	$ 373,902
Furniture and office equipment	25,580	19,513
	597,810	393,415
Less accumulated depreciation and amortization	190,634	61,499
	$ 407,176	$ 331,916

Depreciation and amortization expense on property and equipment was approximately $129,000 and $61,000 for 2023 and 2022, respectively.

Note 6 - Debt

In October 2023, the Company entered into a loan agreement with a third-party lender. The loan agreement provided proceeds totaling $75,000. The loan agreement requires monthly payments of $4,767 commencing November 2023 and matures April 2025. Interest on the note accrues at 17.5% per annum. The loan is guaranteed by one of the stockholders of the Company. Principal payments required in 2024 and 2025 total approximately $49,000 and $18,000, respectively.

Note 7- Convertible promissory notes

In September 2020, the Company issued two $50,000 convertible promissory notes ("Notes") to investors, which accrue interest at an annual rate of 5% and had a stated maturity date of September 11, 2022. Upon or subsequent to the maturity date, the principal and unpaid interest is due on demand. Subsequent to the maturity date, the note holder can elect for the outstanding principal balance and any unpaid accrued interest on the Notes to be converted into shares of the Company's common stock at a conversion price equal to the quotient of the valuation cap of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the election date calculated on a fully diluted basis. In addition, the Notes provide for conversion provisions upon a qualified financing event, network launch event, or sale of the Company into equity securities, as defined in the agreements. As of December 31, 2023 and 2022, $116,521 and $111,521 of principal and accrued interest, respectively, were outstanding on the Notes.

The Company has elected to record the convertible promissory notes at fair value. A fair value adjustment for the years ended December 31, 2023 and 2022 was recorded of $3,089 and $43,876, respectively, which is included in loss on change in fair value of convertible notes in the statements of operations. The cumulative fair value adjustment included on the balance sheets is $46,965 and $43,876 as of December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023 and 2022, interest expense on the Company's convertible promissory notes was $5,000 in each year.

Note 8 - SAFE notes

The Company issued SAFE notes to investors during 2019, 2020, 2021, 2022 and 2023 with valuation caps of either $4,000,000 or $6,000,000 in exchange for cash proceeds. The SAFE notes provide the investors the right to preferred stock of the Company upon equity financing, as defined in the agreement. The Company determined that the SAFE notes are not a legal form of debt as they have no creditor' rights, are noninterest-bearing, unsecured and contain a cash redemption feature at the option of the holder upon a liquidity event. These terms require the SAFE notes to be classified as marked-to-market liabilities pursuant to Accounting Standards Codification 480, *Distinguishing Liabilities from Equity*.

SAFE notes outstanding on December 31, 2023 and 2022 totaled $1,825,000 and $1,270,000, respectively. As of December 31, 2023 and 2022, the estimated fair value of the SAFE notes was $2,230,446 and $1,559,451, respectively. A fair value adjustment for the years ended December 31, 2023 and 2022 was recorded of $75,995 and $329,451, respectively, which is included in loss on change in fair value of SAFE notes in the statements of operations. The SAFE investments have been classified as a short-term liability in the financial statements as there are no defined terms of conversion or repayment.

Note 9 - Stockholders' deficit

Common stock
The Company has authorized 13,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2023 and 2022, the number of shares issued and outstanding totaled 10,638,298 for both years. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. During the years ended December 31, 2023 and 2022, no stock bonuses or dividends were issued.

Preferred stock
The Company has authorized 2,000,000 shares as preferred stock. Shares of preferred stock may be issued in one or more series from time to time pursuant to a resolution approved by the Board of Directors. The Board of Directors is authorized to designate preference, rights, qualification, and limitations of the shares of each series of preferred stock, including the number of shares constituting each series. At December 31, 2023 and 2022, no preferred series had been adopted nor had any preferred shares been issued.

Treasury stock
On December 31, 2023 and 2022, the Company held no repurchased treasury stock shares.

Note 10 - Income taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31:

	2023	2022
Current		
Federal	$ -	$ -
State	-	-
Total current	-	-
Deferred		
Federal	-	-
State	-	-
Total deferred	-	-
Total income tax expense (benefit)	$ -	$ -

The effective tax rate primarily differs from U.S. statutory tax rates due to federal credits, permanent differences, and changes in the valuation allowance.

Deferred tax assets consist of the following as of December 31:

	2023	2022
Property and equipment	$ 34,990	$ 8,817
R&D credits	47,430	36,430
Loss carryforwards	328,264	212,412
Net deferred tax asset	410,684	257,659
Less valuation allowance	(410,684)	(257,659)
Net deferred tax asset (liability)	$ -	$ -

The Company has a net operating loss carryforward of approximately $1,563,000 as of December 31, 2023, which carryforward indefinitely.

The Company has a valuation allowance totaling approximately $411,000 at December 31, 2023 to reduce its net deferred tax asset since the Company's realization of the related income tax benefits was uncertain. In assessing the need for valuation allowance, the Company considered all sources of taxable income available to realized deferred tax assets, including the future reversal of existing temporary differences and forecasts of future taxable income. Based on the weight of available evidence, which includes the Company's historical losses, recording a valuation allowance was appropriate.

Note 11 - Related parties

From time to time, the Company advances money to certain stockholders of the Company. These advances are due on demand and do not require periodic payments or bear interest. Advances totaled approximately $13,000 and $16,700 as of December 31, 2023 and 2022, respectively.

Revenues of the Company in 2023 and 2022 were primarily earned from an entity owned by an investor of the Company. Revenues earned from this related party totaled $90,000 and $120,000 for the years ended December 31, 2023 and 2022, respectively.

Note 12 - Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. For the years ended December 31, 2023 and 2022, the Company has not recorded any loss contingencies.



CohnReznick

ADVISORY • ASSURANCE • TAX

Independent Member of Nexia International

cohnreznick.com